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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*

                           ARI NETWORK SERVICES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    001930205
                             -----------------------
                                 (CUSIP Number)


                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ] Rule 13d-1(b)

           [X] Rule 13d-1(c)

           [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

----------------------                                      --------------------
CUSIP NO. 001930205                       13G                 PAGE 2 OF 8 PAGES
----------------------                                      --------------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul G. Allen
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      -0- shares
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   508,198 shares (1)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    -0- shares
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      508,198 shares (1)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        508,198 shares (1)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.7%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP NO. 001930205                       13G                 PAGE 3 OF 8 PAGES
----------------------                                      --------------------


--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Vulcan Ventures Incorporated        IRS ID No. 91-1374788
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Washington
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      -0- shares
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   508,198 shares (1)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    -0- shares
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      508,198 shares (1)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        508,198 shares (1)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.7%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13G amends the Reporting Person's Schedule 13D/A, Amendment No. 3, filed as of December 13, 1996. This Statement reflects the expiration on December 27, 1997, of the warrant to purchase 31,250 shares (as adjusted for a four-for-one reverse stock split as of November 19, 1997 (the "Reverse Split"), as described in the Schedule 13D/A.

ITEM 1 (a). NAME OF ISSUER: ARI Network Services, Inc.

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      330 East Kilbourn Avenue
                      Milwaukee, WI 53202


ITEM 2 (a). NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
        Incorporated

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004

ITEM 2 (c). CITIZENSHIP: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share.

ITEM 2 (e). CUSIP NUMBER: 001930205


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act;

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)     [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act;

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


                                Page 4 of 8 Pages

ITEM 4. OWNERSHIP

        (a)     Amount Beneficially Owned: 508,198 shares (1)

        (b)     Percent of Class: 8.7% (1)

        (c)     Number of Shares as to which Such Person has:

                (i)     sole power to vote or to direct the vote -0- shares

                (ii)    shared power to vote or to direct the vote 508,198
                        shares (1)

                (iii) sole power to dispose or to direct the disposition of -0- shares

                (iv) shared power to dispose or to direct the disposition of 508,198 shares (1)

----------------
        (1) Percentages are based upon 5,842,569 shares of Common Stock issued and outstanding as of December 10, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 1999. Share amounts are as adjusted for the Reverse Split. All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 8 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            VULCAN VENTURES INCORPORATED



        February 11, 2000                   By: /s/ William D. Savoy
                                               ---------------------------------
                                               William D. Savoy, Vice President


        February 11, 2000                                     *
                                            ------------------------------------
                                            Paul G. Allen


                                           *By: /s/ William D. Savoy
                                               ---------------------------------
                                             William D. Savoy as Attorney-in
                                             Fact for Paul G. Allen pursuant to
                                             a Power of Attorney filed on August
                                             30, 1999, with the Schedule 13G of
                                             Vulcan Ventures Incorporated and
                                             Paul G. Allen for Pathogenesis,
                                             Inc. and incorporated herein by
                                             reference.


                                Page 6 of 8 Pages

                                  EXHIBIT INDEX

      EXHIBIT                     DESCRIPTION
      -------                     -----------
        99.1    Joint Filing Agreement

        99.2    Power of Attorney filed on August 30, 1999, with the Schedule
                13G of Vulcan Ventures Incorporated and Paul G. Allen for
                Pathogenesis, Inc. (Incorporated herein by reference.)


                                Page 7 of 8 Pages